Exhibit (d)(26)

Fee Waiver Agreement

To:	Simplify Exchange Traded Funds

222 Broadway 22nd Floor

New York NY 10038

Dear Board Members:

You have engaged Simplify Asset Management Inc. (“Simplify”) to act as the investment adviser to Simplify Opportunistic Income ETF (the “Fund”) a series of Simplify Exchange Traded Funds (the “Trust”) pursuant to management agreement between Simplify and the Trust (the “Management Agreement”). Simplify has engaged Asterozoa Capital, LLC (“Asterozoa”) to act as sub-adviser to the Fund pursuant to a sub-advisory agreement with Asterozoa, Simplify and the Trust (the “Sub-Advisory Agreement”).

Effective upon the date of execution, as indicated below, of this Agreement until 1-year from the initial effective date of the Fund’s registration statement (the “Limitation Period”), Simplify agrees to waive its fee payable under the Management Agreement by 45 basis points (reducing the fee to 0.50% of the Fund’s average daily net assets) and Asterozoa agrees to waive its fee payable under the Sub-Advisory Agreement by 35 basis points (reducing the fee to 0.25% of the Fund’s average daily net assets) .

This Agreement shall become effective on the date written below and shall remain in effect through the Limitation Period, unless sooner terminated as provided below. Additionally, this Agreement may not be terminated by Simplify or Asterozoa but may be terminated by the Trust’s Board of Trustees, on 60 days’ written notice to Simplify and Asterozoa. This Agreement will automatically terminate if the Management Agreement or Sub-Advisory Agreement is terminated.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other parties. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Simplify Asset Management Inc.		Asterozoa Capital, LLC

By:	/s/ Paul Kim	By:	/s/ Joseph Hegener
Name:	Paul Kim	Name:	Joseph Hegener
Title:	Chief Executive Officer	Title:	Managing Member

ACCEPTANCE

Simplify Exchange Traded Funds

By:	/s/ Paul Kim
Name:	Paul Kim
Title:	President

Date: Effective as of May 26, 2023